UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                             MONARCH SERVICES, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.25 PAR VALUE
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                         (Title of Class of Securities)

                                   609020 10 2
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                                 (CUSIP Number)

                              Thomas J. Plotz, Esq.
                                  Shaw Pittman
                                2300 N Street, NW
                             Washington, D.C. 20037
                                 (202) 663-8000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 10, 2000
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  NO.  609020 10 2                                        Page 2 of 6 Pages
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     1     NAME OF REPORTING PERSON S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE
           PERSONS:  (ENTITIES ONLY)
           Swampoodle L.P.
           52-2025208
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     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                           (a)  [_]
                                                           (b)  [_]
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     3     SEC  USE  ONLY
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     4     SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)
           WC
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
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     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
           Maryland
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 NUMBER  OF         7    SOLE  VOTING  POWER                82,000
  SHARES          --------------------------------------------------------------
BENEFICIALLY        8     SHARED  VOTING  POWER             -0-
OWNED BY EACH    --------------------------------------------------------------
  REPORTING         9     SOLE DISPOSITIVE POWER            82,000
PERSON   WITH     --------------------------------------------------------------
                   10     SHARED  DISPOSITIVE  POWER        -0-
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     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY
            EACH  REPORTING  PERSON                         82,000
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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)      [_]
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     13     PERCENT  OF  CLASS  REPRESENTED
            BY  AMOUNT  IN  ROW  (11)                       5.1%
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     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)     PN
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                                Page 2 of 6 Pages

Item  1.     SECURITY  AND  ISSUER

     The class of equity securities to which this statement relates consists of the common stock, par value $.25 per share (the "Common Stock"), of Monarch Services, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 4517 Harford Road, Baltimore, Maryland 21204.

Item  2.  IDENTITY  AND  BACKGROUND

     (a) The names of the filing person, its General Partner and other controlling persons are:

          Swampoodle L.P. ("Swampoodle"), a limited partnership organized under the laws of the State of Maryland.

          Swampoodle's   General   Partner   is   Swampoodle   Holdings,    Inc.
          ("Holdings"), a corporation organized under the laws of the State of Maryland.

          The directors and executive officers of Holdings are Michael R. Drayne (Director, President and Treasurer) and Maria Drayne (Director, Vice President and Secretary).


     (b) The business address for Swampoodle, Holdings, Michael R. Drayne and Maria Drayne is 814 Woodside Parkway, Silver Spring, Maryland 20910.


     (c)  Swampoodle's principal business is investing in equity securities.

          Holdings'   principal  business  is  serving  as  General  Partner  of
          Swampoodle.

          Michael R. Drayne's principal occupation is Vice President of Chevy Chase Bank, F.S.B., 7700 Old Georgetown Road, Bethesda, Maryland 20814.

          Maria Drayne is not currently employed.

     (d) During the last five years, neither Michael R. Drayne, Maria Drayne, Holdings nor Swampoodle have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Michael R. Drayne, Maria Drayne, Holdings nor Swampoodle have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Michael R. Drayne and Maria Drayne are United States citizens.


                                Page 3 of 6 Pages

Item  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          Working capital of Swampoodle was used in making the purchases of Common Stock.

Item  4.  PURPOSE  OF  TRANSACTION

          As of the date hereof Swampoodle is holding the Common Stock solely for investment purposes and none of the parties named in Item 2 has any present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Swampoodle may continue purchases of Common Stock.

Item  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a) As of the date hereof, Swampoodle may be deemed to beneficially own, pursuant to the rules and regulations of the Securities and Exchange Commission, 82,000 shares (5.1%) of Common Stock.

     (b) As of the date hereof, Swampoodle has the sole voting power over 82,000 shares of Common Stock and has sole dispositive power over 82,000 shares of Common Stock.


     (c)  During  the  past  60  days,   Swampoodle   effected   the   following
          transactions in Common Stock:

          Date  of  Purchase   Shares   Price  Per  Share   Purchase Type
          ------------------   ------   -----------------   -------------

          1/  10  /2000         2,300               4.250   Open  Market
          1/  07  /2000         1,000               4.188   Open  Market
          1/  05  /2000         1,000               4.063   Open  Market
          1/  03  /2000         1,000               4.063   Open  Market
          12/  30  /1999        1,000               4.250   Open  Market
          12/  30  /1999        1,000               4.313   Open  Market
          12/  29  /1999        1,000               4.250   Open  Market
          12/  28  /1999        500                 4.313   Open  Market
          12/  03  /1999        2,000               4.125   Open  Market
          11/  18  /1999        8,900               4.500   Open  Market
          11/  18  /1999        1,100               4.375   Open  Market
          11/  16  /1999        1,500               4.250   Open  Market
          11/  15  /1999        3,000               4.250   Open  Market


     (d)  Not applicable.

     (e)  Not applicable.


                                Page 4 of 6 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

Item  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

          None.


                                Page 5 of 6 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January  13,  2000

                                   Swampoodle  L.P.

                                   By:  Swampoodle  Holdings,  Inc.
                                        General  Partner


                                   By:  /s/  Michael  R.  Drayne
                                        --------------------------
                                        Name:  Michael  R.  Drayne
                                        Title:  President


                                Page 6 of 6 Pages
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